Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Springwater Special Situations Corp. on Amendment No. 3 to Form S-1 (File No. 333-254088) of our report dated January 22, 2021 except for the second paragraph in Note 8 as to which the date is February 17, 2021, Note 7 as to which the date is June 16, 2021 and the third paragraph in Note 8 as to which the date is July 16, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of Springwater Special Situations Corp. as of December 31, 2020 and for the period from October 2, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY 10017

July 16, 2021